SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Noble Corporation plc
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

G65431101
(CUSIP Number)

Brian Meyer

Fir Tree, Inc.

505 Fifth Avenue

23rd Floor

New York, New York 10017

(212) 599-0090

Marc Weingarten, Esq.

David E. Rosewater, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G65431101	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,292,283 Ordinary Shares (including call options to purchase 8,000,000 Ordinary Shares) (See Item 6 of the Original Schedule 13D)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,292,283 Ordinary Shares (including call options to purchase 8,000,000 Ordinary Shares) (See Item 6 of the Original Schedule 13D)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,292,283 Ordinary Shares (including call options to purchase 8,000,000 Ordinary Shares) (See Item 6 of the Original Schedule 13D)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G65431101	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Fir Tree, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,292,283 Ordinary Shares (including call options to purchase 8,000,000 Ordinary Shares) (See Item 6 of the Original Schedule 13D)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,292,283 Ordinary Shares (including call options to purchase 8,000,000 Ordinary Shares) (See Item 6 of the Original Schedule 13D)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,292,283 Ordinary Shares (including call options to purchase 8,000,000 Ordinary Shares) (See Item 6 of the Original Schedule 13D)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.0%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. G65431101	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 2, 2014 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the ordinary shares, par value $0.01 per share (the "Ordinary Shares"), of Noble Corporation plc, a public limited company incorporated in England and Wales (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 5 and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $233,614,000 (including brokerage commissions) in the aggregate to acquire the Ordinary Shares reported in this Schedule 13D.

The source of the funds used to acquire the Ordinary Shares reported herein is the working capital of Fir Tree Value for the Ordinary Shares held by it, and margin borrowings described in the following sentence. Such Ordinary Shares are held by Fir Tree Value in commingled margin accounts, which may extend margin credit to Fir Tree Value from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Ordinary Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of Ordinary Shares to which this Schedule 13D relates is 15,292,283 Ordinary Shares (consisting of 7,292,283 Ordinary Shares and call options to purchase 8,000,000 Ordinary Shares), constituting approximately 6.0% of the Issuer’s currently outstanding Ordinary Shares. The aggregate number and percentage of Ordinary Shares reported herein are based upon the 254,260,645 Ordinary Shares outstanding as of July 31, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2014.

(i)	Fir Tree:
	(a)	As of the date hereof, Fir Tree may be deemed the beneficial owner of 15,292,283 Ordinary Shares (including call options to purchase 8,000,000 Ordinary Shares).
Percentage: Approximately 6.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 15,292,283 Ordinary Shares (including call options to purchase 8,000,000 Ordinary Shares)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 15,292,283 Ordinary Shares (including call options to purchase 8,000,000 Ordinary Shares)

CUSIP No. G65431101	SCHEDULE 13D/A	Page 5 of 7 Pages

(ii)	Fir Tree Value:
	(a)	As of the date hereof, Fir Tree Value may be deemed the beneficial owner of 15,292,283 Ordinary Shares (including call options to purchase 8,000,000 Ordinary Shares)
Percentage: Approximately 6.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 15,292,283 Ordinary Shares (including call options to purchase 8,000,000 Ordinary Shares)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 15,292,283 Ordinary Shares (including call options to purchase 8,000,000 Ordinary Shares)

To the knowledge of the Reporting Persons, the executive officers and directors of Fir Tree and the general partner of Fir Tree Value have no beneficial ownership of Ordinary Shares separate from the beneficial ownership held by the Reporting Persons.

(b) Fir Tree, as the investment manager to Fir Tree Value, has the shared power to vote or direct the voting, and to dispose or direct the disposition of, the 15,292,283 Ordinary Shares beneficially owned by Fir Tree Value.

(c) Information concerning transactions in the Ordinary Shares effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Fir Tree Value owns American-style call options on an aggregate of 8,000,000 Ordinary Shares with strike prices ranging from $20.00 to $25.00 and expiration dates ranging from January 17, 2015 to January 15, 2016.

Other than as previously disclosed in the Schedule 13D and the options, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

CUSIP No. G65431101	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 17, 2014

FIR TREE INC.

By:	/s/ James Walker
Name:	James Walker
Title:	Managing Director

FIR TREE VALUE MASTER FUND, LP

By	FIR TREE INC., its Manager

By:	/s/ James Walker
Name:	James Walker
Title:	Managing Director

CUSIP No. G65431101	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule B

Transaction History of the Reporting Persons with respect to the Ordinary Shares

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares that were effectuated by the Reporting Persons since the filing of the Original Schedule 13D. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

Fir Tree Value

Trade Date	Type of Security	Ordinary Shares Purchased (Sold)	Price Per Share ($)
10/02/2014	Ordinary Shares	100,000	21.14
10/03/2014	Ordinary Shares	50,000	20.28
10/03/2014	Ordinary Shares	50,000	20.65
10/13/2014	Ordinary Shares	(500,000)	18.91
10/13/2014	Ordinary Shares	(200,000)	18.62
10/14/2014	Ordinary Shares	(300,000)	19.04
10/14/2014	Ordinary Shares	(500,000)	18.75
10/15/2014	Ordinary Shares	(291,000)	18.42
10/15/2014	Ordinary Shares	(3,500,000)	18.39
10/15/2014	Ordinary Shares	(209,000)	18.42
10/16/2014	Ordinary Shares	(2,480,000)	19.31